As filed with the Securities and Exchange Commission on March 8, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 3)
NEUROCRINE BIOSCIENCES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
64125C109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

GARY LYONS
President and Chief Executive Officer
NEUROCRINE BIOSCIENCES, INC.
12790 El Camino Real
San Diego, CA 92130
(858) 617-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jason L. Kent, Esq.
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550 - 6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,449,427	$691

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumed that options to purchase 2,480,160 shares of common stock of Neurocrine Biosciences, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $6,449,427 would be exchanged pursuant to this offer. The aggregate value was calculated based upon the Black-Scholes option pricing model as of August 23, 2006.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not Applicable Not Applicable	Filing Party: Date Filed:	Not Applicable Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☑

Item 4 TERMS OF THE TRANSACTIONS
SIGNATURE
INDEX OF EXHIBITS

This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Neurocrine Biosciences, Inc., a California corporation (the “Company” or “Neurocrine”) to:
•	Exchange outstanding options to purchase shares of our common stock granted under the Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended (the “2003 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share for new options granted pursuant to the 2003 plan (the “ new options”) following cancellation of the surrendered options.

•	Amend outstanding options to purchase shares of common stock granted under our 1992 Incentive Stock Plan, as amended (the “1992 plan”) and 2001 Stock Option Plan, as amended (the “2001 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share in exchange for cancellation of one-half of the options such eligible employees and active consultants hold under the 1992 and 2001 plans, rounded down to the nearest whole share on a grant-by-grant basis.
Neurocrine’s offer was made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock Under the 2003 Incentive Stock Plan, As Amended, And Amend Certain Outstanding Options to Purchase Common Stock Under the 1992 Incentive Stock Plan, as Amended and 2001 Stock Option Plan , As Amended (the “Offer to Exchange”) dated August 25, 2006, and the Form of Election Concerning Exchange or Amendment of Stock Options (the “Election Form”). This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange and the Election Form were previously filed with the Schedule TO as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B).
The information in the Offer to Exchange and the Election Form is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This is the final amendment to the Schedule TO.
Item 4      TERMS OF THE TRANSACTIONS
Item 4 of Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 4:00 p.m. Pacific time on Monday, September 25, 2006. Pursuant to the Offer, the Company:
•	accepted for cancellation options to purchase 1,086,714 shares of common stock granted under the 2003 plan, in exchange for which the Company granted new options to purchase 543,315 shares of common stock under the 2003 plan having an exercise price of $10.90 per share, and

•	amended options to purchase 1,006,055 shares of common stock granted under the 1992 plan and the 2001 plan, so that such options became exercisable for 503,016 shares of common stock in the aggregate at an exercise price of $10.90 per share and the remainder of such options were cancelled.
The options accepted for cancellation or amendment in the Offer represented approximately 87% of the total number of options that were eligible to be tendered for cancellation or amendment in the Offer.

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SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUROCRINE BIOSCIENCES, INC.
By:	/s/ Gary Lyons
Gary Lyons
Its: President and Chief Executive Officer

Dated: March 8, 2007

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INDEX OF EXHIBITS

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock under the 2003 Incentive Stock Plan, as amended, and Amend Certain Outstanding Options to Purchase Common Stock under the 1992 Incentive Stock Plan, as amended, and 2001 Stock Option Plan, as amended, dated August 25, 2006.*
99.(a)(1)(B)	Form of Election Concerning Exchange or Amendment of Stock Options.*
99.(a)(1)(C)	Neurocrine’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on May 1, 2006 and incorporated herein by reference.
99.(a)(1)(D)	Neurocrine Biosciences, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the SEC on February 7, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Report on Form S-8 filed on July 12, 2002.
99.(d)(2)	2001 Stock Option Plan, as amended, incorporated herein by reference to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 4, 2003.
99.(d)(3)	Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on July 21, 2006.
99.(d)(4)	Form of incentive stock option agreement and nonstatutory stock option agreement for use in connection with the 1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-03172).
99.(d)(5)	Form of stock option agreement for use in connection with the 2001 Stock Option Plan, as amended*
99.(d)(6)	Form of stock option agreement for use in connection with the 2003 Incentive Stock Option Plan, as amended*
99.(g)	Not applicable.
99.(h)	Not applicable.
* Previously filed

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